Exhibit 99.1

HeadHunter Group PLC Announces the Start of Trading of its American Depositary Shares on the Moscow Exchange

MOSCOW, Russia, September 25, 2020 — HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) (the “Company”) announced the start of trading of its American Depositary Shares (ADSs) (ticker: HHRU) on the Moscow Exchange.

Commenting on the event Mikhail Zhukov, CEO of HeadHunter Group, said: “We are glad to offer investors access to our securities through the Moscow Exchange with clear and convenient infrastructure, with quotation and settlement in Russian rubles.”

Yury Denisov, CEO of Moscow Exchange added: “Headhunter is one of the most popular and useful resources for both employers and job-seekers. Now, millions of platform users can buy shares in this leading recruitment agency using Moscow Exchange’s infrastructure.”

“We are pleased that new-economy companies are listing on Moscow Exchange. This helps to attract new investors to the market, and allows them to diversify their portfolios that is especially needed among growing demand for exchange trading from retail investors: 6.5 million people have already opened brokerage accounts to trade on MOEX, of whom 2.8 million have joined the Exchange this year. A secondary listing in Moscow creates additional demand for a company’s securities from Russian investors and increases liquidity.”

Contacts:

Investor Inquiries

Roman Safiyulin

E-mail: r.safiyulin@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

About Moscow Exchange

MOEX operates Russia’s main trading platform for currencies, money market instruments, equities, bonds, derivative instruments and commodities. The Group includes the central securities depository (National Settlement Depository) and a clearing center (National Clearing Centre), performing the functions of central counterparty on the markets, which allows MOEX to offer its clients a full range of trading and post-trading services.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2019 and our prospectus pursuant to Rule 424(b) filed with the SEC on July 16, 2020, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.